[ROCKY HOLDING, INC. LETTERHEAD]

July 21, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris, Special Counsel

Re:	Rocky Holding, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 19, 2014
File No. 333-195236

Dear Mr. Morris:

This letter responds to the letter, dated July 1, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed by Rocky Holding, Inc. (the “Company”) on April 14, 2014 and amended on May 21, 2014 and June 19, 2014. We have included in this letter, where relevant, responses forwarded to us by counsel to and/or representatives of RF Micro Devices, Inc. (“RFMD”), TriQuint Semiconductor, Inc. (“TriQuint”), Merrill Lynch Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Goldman Sachs & Co. (“Goldman Sachs”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 3 to the Registration Statement (the “Amendment”), which the Company is filing concurrently with this letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the Amendment marked against Amendment No. 2 to the Registration Statement as filed on June 19, 2014 reflecting the changes proposed to address the Staff’s comments.

What is the proposed transaction on which I am being asked to vote?, page 1

1.	We note your response to prior comment 2 regarding provisions in the Rocky Holding certificate of incorporation specifying the voting standard for the election of directors. Given that the Rocky Holding certificate of incorporation will now provide that majority voting applies to the election of directors, and that the TriQuint certificate of incorporation does not specify the votes required to elect directors, please unbundle this provision on the TriQuint form of proxy and include a section in your proxy statement relating to the addition of this provision.

Response: We understand from our telephone conversation with the Staff on July 2, 2014 that the Staff’s comment 1 was intended to request that RFMD, rather than TriQuint, unbundle the majority voting provision that was proposed to be included in Rocky Holding’s proposed certificate of incorporation. As we further discussed with the Staff on July 7, 2014, we have determined to exclude the majority voting provision from Rocky Holding’s amended and restated certificate of incorporation and include the majority voting standard for election of directors in Rocky Holding’s amended and restated bylaws instead. Consequently, TriQuint has unbundled this provision to permit the TriQuint stockholders to vote separately on the absence of a majority voting provision in Rocky Holding’s amended and restated certificate of incorporation. The proxy statement disclosure has been revised in the TriQuint letter to stockholders, a new proposal appears on pages 176-177 of the Amendment, and reference to the new proposal, describing the separate TriQuint stockholder proposal and disclosing information about this separate proposal and its relationship to approval of the merger agreement, is made throughout the Amendment where appropriate.

July 21, 2014

Background of the Mergers, page 70

2.	We note your revised disclosures at the top of page 75 in response to prior comment 6. Your revised disclosure concerning the report prepared by BofA Merrill Lynch for the RFMD board does not explain the advisor’s findings and recommendations. Refer to Item 1015(b)(6) and revise accordingly.

Response: In response to the Staff’s comment, the disclosure on pages 74-75 of the Amendment has been revised.

3.	We note the revised disclosures in response to prior comment 6 concerning Goldman Sachs’ interactions with the TriQuint board. Please revise to describe the “framework” for considering and comparing proposals as well as subsequent “updates” to the framework. Please revise to summarize any substantive discussions between Goldman Sachs and the board regarding the framework and clarify who developed the framework.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 76 through 80 of the Amendment.

4.	We also note that you have revised your disclosures in this amendment to remove several references to “financial analyses” conducted by Goldman Sachs. Please tell us your basis for concluding that each of these analyses was not material. Please also tell us whether Goldman Sachs used written materials when providing these analyses to the board and, if so, please provide us with copies of those materials.

Response: As requested, the written materials provided by Goldman Sachs to the TriQuint board in connection with specified meetings were supplementally provided to the Staff on July 3, 2014. In addition, pursuant to a subsequent Staff request, written material provided by Goldman Sachs to the TriQuint board on November 7, 2014 and December 16, 2014 were supplementally provided to the Staff on July 11, 2014. With respect to all such Goldman Sachs materials, the materials used during Goldman Sachs presentations prior to February 22, 2014 did not serve as the basis for the final decision of the TriQuint board. In addition, such materials generally contained similar analyses as those set forth in the February 22, 2014 analysis that has been summarized in the joint proxy statement/prospectus. For these reasons, we respectfully submit that providing detailed summaries of these materials would be unnecessarily duplicative and potentially confusing to stockholders of TriQuint and thus these prior materials were not material. However, as discussed with the Staff on July 17, 2014, the disclosure has been revised on pages 76 through 80 of the Amendment to provide additional disclosure regarding discussions with the TriQuint board.

Opinion of Financial Advisor to TriQuint, page 91

5.	We note your response to prior comment 7. It remains unclear how the results of the Selected Company Analysis speak to the fairness of the merger consideration to be received by TriQuint holders. Please revise the discussion of this analysis or analyses accordingly.

Response: In response to the Staff’s comment, the disclosure has been revised on page 95 of the Amendment.

*****

Closing

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

July 21, 2014

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert A. Bruggeworth

Robert A. Bruggeworth

Chief Executive Officer

cc:	Ralph G. Quinsey

TriQuint Semiconductor, Inc.

Roy W. Tucker, Esq.

Perkins Coie LLP

Keith Flaum, Esq.

Weil, Gotshal & Manges LLP

Jeffrey C. Howland, Esq.

Womble Carlyle Sandridge & Rice, LLP